Exhibit 10.7

INDEPENDENT CONTRACTOR AGREEMENT

This INDEPENDENT CONTRACTOR AGREEMENT (the “Agreement”) is by and between Carla Miller, an individual (the “Contractor”), and CancerVAX, Inc., a Nevada corporation (the “Company”), effective the 1st day of April 2021, the date the Services (as defined below) were first provided by Contractor (the “Effective Date).

WHEREAS, the Company wishes to contract with Contractor for the purpose of having her perform in the capacity of Business Manager of the Company. The duties of the Contractor, among others, shall include the performance of all of the duties typical of the office held, those described in the bylaws of the Company, and such other duties and projects as may be assigned by the, more fully described below.

NOW, THEREFORE, in consideration of the mutual promises, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and Contractor agree as follows:

1.	Engagement

The Company hereby engages Contractor to provide her services as its Business Manager. In these roles she will be expected perform and support the administrative functions of the Company. Contractor’s duties may be reasonably modified at the Company’s discretion from time to time. Contractor will not be required to follow or establish a regular or daily work schedule. Any advice given to Contractor regarding her scope of work shall be considered a suggestion only, not an instruction. The Company retains the right to inspect, stop, or alter the work of the Contractor to assure its conformity with this Agreement and Company needs. Notwithstanding the above, the Company acknowledges that the Contractor has interests in other businesses outside of the Company and that these other interests may occupy portions of her workweek time. The Company understands and accepts that the interests of the Contractor in other businesses are not in conflict with those of the Company. Collectively, the Contractor’s duties are referred to herein as the “Services”).

2.	Compensation

Compensation to Contractor for the Services provided pursuant to this Agreement shall consist of the following:

A.	Signing Bonus. The Company will pay Contractor Seven Thousand Five Hundred Dollars ($7,500) on the Effective Date as a signing bonus.

B.	Monthly Compensation. As compensation for the Services, the Company will provide remuneration of $2,500 per month, paid monthly.

3.	Term of Engagement.

This Agreement shall have an initial term of one (1) year (the “Term of Services”) and, at the end of this period will automatically be renewed for a further one (1) year period which will roll over each year thereafter, unless terminated by the Company or the Contractor in accordance with this Agreement. Notwithstanding this Term of Services, this Agreement may be terminated earlier pursuant to Section 7, below (the “Service Termination Date”).

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4.	Indemnification

Contractor shall not be liable to the Company or any of its shareholders, and the Company shall indemnify and hold Contractor harmless from and against all demands, claims, actions, losses, damages, liabilities, costs and expenses, including without limitation, interest, penalties and attorneys’ fees and expenses asserted against or imposed or incurred by him, and to pay related attorney’s fees incurred by Contractor by reason of or resulting from litigation to which Contractor is named a party defendant relating in any way to any action by Contractor, or omission, in the course of or connected with rendering the Services, including but not limited to losses that may be sustained in any corporate act undertaken by the Company as a result of advice provided by Contractor (“Indemnification”). This covenant is provided by the Company as an inducement for Contractor to enter into this Agreement. Excluded from Indemnification under this Agreement are actions, litigation or otherwise, brought against the Contractor the basis of which is the Contractor’s willful acts or omissions, gross negligence, or breach of the Contractor’s fiduciary duty or fraud, or such other action that may be against public policy for the Company to waive, release or indemnify against.

5.	Costs and Expenses

All third party and out-of-pocket expenses incurred by Contractor in the performance of the Services shall be paid by the Company, or if paid by Contractor on behalf of the Company then reimbursed by the Company. Reimbursement of costs and expenses shall be made within ten (10) days of receipt by the Company of Contractor’s written request for reimbursement; provided, however, that the Company must approve in advance all such expenses in the aggregate in excess of $1,000 in any one (1) month. All expenses claims must follow the Company’s policies and procedures for Expenses a copy of which has been provided to the Contractor.

6.	Place of Services

Unless otherwise mutually agreed by Contractor and the Company, the Services provided by Contractor hereunder will be performed at a location that is in the sole discretion of the Contractor.

7.	Termination

This Agreement will terminate as described in Section 3, above, or at any time upon a 30 days prior written notice by one party to the other. In the event this Agreement is terminated prior to the expiration of the Term of Services by the Contractor, the Company agrees to pay all remuneration owed to Contractor through the date of termination and to pay all expenses due.

8.	Confidentiality and Covenant Not to Compete.

A) Contractor acknowledges that the Company plan on developing a unique and successful business of which the name, customers, business partners, goodwill, and methods of doing business are valuable assets, and also that the Company at times does business with certain entities whose name and scope of work are confidential. In the course of Contractor carrying out her obligations under this Agreement, Contractor will have access to the Company’s confidential information, including, but not limited to, trade secrets, financial information, customer lists, marketing methods, data, properties, personnel and internal affairs, relating to the Company’s business and customers (the “Confidential Information”).

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B) Contractor will not, during the term of this Agreement, communicate or divulge to any of the Company’s competitor’s any information or knowledge concerning the Company and any information, including but not limited to client lists, communication techniques, invoicing, billing, schematics, methodologies, and prototypes which may be communicated to Contractor by the Company during the term of this Agreement.

C) Contractor covenants and agrees that during the term of this Agreement she will not do any act or fail to do any act which may be prejudicial or injurious to the business and goodwill of the Company.

D) Contractor shall not compete. During the term of this Agreement, other than with Company’s written consent, Contractor will not directly or indirectly own, manage, control, participate in, lend her name to, act as consultant, or advisor to, or render services to (alone or in association with any other persons, firm, corporation or other business organization) any person or entity engaged in any business similar to or related in any way to the business be conducted by the Company.

E) Contractor agrees that all ideas, concepts and designs and other intellectual properties (“Intellectual Property”) resulting from rendering the Services to the Company, shall be the sole property of the Company. Contractor hereby assigns to the Company all of her rights, title and interest in any such Intellectual Property, and will execute, acknowledge and deliver such instruments as are necessary to confirm the ownership thereof by the Company.

9.	Representations and Warranties of the Company

The Company represents and warrants to Contractor that:

A)	Corporate Existence. The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Nevada, with power to own property and carry on its business as it is now being conducted.

B)	No Conflict. This Agreement has been duly executed by the Company and the execution and performance of this Agreement will not violate, or result in a breach of, or constitute a default in any agreement, instrument, judgment, decree or order to which the Company is a party or to which the Company is subject, nor will such execution and performance constitute a violation or conflict of any fiduciary duty to which the Company is subject.

C)	Full Disclosure. The information concerning the Company provided to Contractor pursuant to this Agreement is, to the best of the Company’s knowledge and belief, complete and accurate in all material respects and does not contain any untrue statement of a material fact or omit to state a material fact required to make the statements made, in light of the circumstances under which they were made, not misleading.

D)	Date of Representations and Warranties. Each of the representations and warranties of the Company set forth in this Agreement is true and correct at and as of the date of execution of this Agreement.

10.	Miscellaneous

A)	Authority. Contractor and those executing this Agreement on behalf of the Company represent that they are duly authorized to do so, and that each has taken all requisite action required by law or otherwise to properly allow such signatories to execute this Agreement.

B)	Subsequent Events. Contractor and the Company each agree to notify the other parties if, subsequent to the date of this Agreement, one of the parties incurs obligations which could compromise its efforts and obligations under this Agreement.

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C)	Amendment. this Agreement may be amended or modified at any time and in any manner only by an instrument in writing executed by the parties hereto.

D)	Further Actions and Assurances. At any time and from time to time, each party hereto agrees, at its expense, to take such action and to execute and deliver documents as may be reasonably requested or necessary to effectuate the purposes of this Agreement.

E)	Waiver. Any failure of any party to this Agreement to comply with any of its obligations, agreements, or conditions hereunder may be waived in writing by the party to whom such compliance is owed. The failure of any party to this Agreement to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of any such provision or a waiver of the right of such party thereafter to enforce each and every such provision. No waiver of any breach of or non-compliance with this Agreement shall be held to be a waiver of any other or subsequent breach or non-compliance.

F)	Assignment. Neither this Agreement nor any right created by it shall be assignable by any party hereto without the prior written consent of the other parties.

G)	Notices. Any notice or other communication required or permitted by this Agreement must be in writing and shall be deemed to be properly given when delivered in person to an officer of the other party when deposited for transmittal by certified or registered mail, postage prepaid, or when sent by facsimile, “email” or other electronic transmission with proof of delivery, addressed as follows:

If to the Company:	CancerVAX, Inc.
351 Paseo Nuevo, Floor 2
Santa Barbara, CA 93101
Attn. Lindsay Mann, President
Email: lindsay@cancervax.com
Facsimile (___)

with a copy to:	Law Offices of Craig V. Butler
300 Spectrum Center Drive, Suite 300
Irvine, CA 92618
Attn: Craig V. Butler, Esq.
Email: cbutler@craigbutlerlaw.com
Facsimile (949) 209-2545

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If to Contractor:	Carla Miller
190 Oak Hill Dr.
Lompoc, CA 93436
Email: cjhoops@gmail.com

or to such other person or address designated in writing subsequent to the date hereof by the Company or Contractor to receive notices.

H)	Headings. The sections and subsection headings in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

I)	Governing Law. this Agreement shall be governed by and construed in accordance with the laws of the State of Nevada, applicable to the performance and enforcement of contracts made within such state, without giving effect to the law of conflicts of laws applied thereby. In the event that any dispute shall occur between the parties arising out of or resulting from the construction, interpretation, enforcement or any other aspect of this Agreement, the parties hereby agree to accept the exclusive jurisdiction of the Courts of Santa Barbara County, California. In the event either party shall be forced to bring any legal action to protect or defend its rights hereunder, then the prevailing party in such proceeding shall be entitled to reimbursement from the non-prevailing party of all fees, costs and other expenses (including, without limitation, the actual expenses of its attorneys) in bringing or defending against such action.

J)	Termination of Any Prior Agreements. Effective the date hereof all rights of the Company and Contractor related to any other agreement entered into between the Company and Contractor prior to the Effective Date hereof, whether written or oral, is hereby terminated.

K)	Time is of the Essence. Time is of the essence of this Agreement and of each and every provision hereof.

L)	Binding Effect. This Agreement shall be binding upon the parties hereto and inure to the benefit of the parties, their respective heirs, administrators, executors, successors, and assigns.

M)	Entire Agreement. This Agreement contains the entire agreement between the parties hereto and supersedes any and all prior agreements, arrangements, or understandings between the parties relating to the subject matter of this Agreement. No oral understandings, statements, promises, or inducements contrary to the terms of this Agreement exist. No representations, warranties, covenants, or conditions, express or implied, other than as set forth herein, have been made by any party.

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N)	Severability. If any part of this Agreement is deemed to be unenforceable the balance of the Agreement shall remain in full force and effect.

O)	Counterparts: Facsimile. An original of this Agreement may be executed simultaneously in three or more executed facsimile, telecopy or other electronic reproductive counterparts, each of which shall be deemed an original, or facsimile, telecopy or other electronic reproductive counterparts, shall constitute one and the same instrument, and delivery of such shall be considered valid, binding and effective for all purposes. At the request of any party hereto, all parties agree to execute an original of this instrument as well as any facsimile, telecopy or other reproduction hereof.

P)	Independent Contractor Status. Contractor understands that as an independent contractor she is not entitled to unemployment compensation from Company upon termination of this Agreement. Contractor understands that in the event of injury or death to her during the course of this Agreement, she is not entitled to Workman’s Compensation from Company unless Contractor has arranged to be covered by such insurance. Contractor also understands that NO DEDUCTION FOR FEDERAL, STATE OR OTHER GOVERNMENTAL SUBDIVISION TAXES OR CHARGES OF ANY TYPE WILL BE MADE FROM THE AMOUNT DUE CONTRACTOR UNDER THE TERMS OF this AGREEMENT. CONTRACTOR FULLY AND COMPLETELY UNDERSTANDS THAT she IS SOLELY AND TOTALLY RESPONSIBLE FOR THE PAYMENT OF ALL SUCH TAXES OR CHARGES. At the end of each calendar year, Contractor shall receive a Form 1099 notifying the Internal Revenue Service of all compensation paid to Contractor by Company.

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IN WITNESS WHEREOF, the parties have executed this Agreement effective the date first written above.

“Company”

CancerVAX, Inc.,

a Nevada corporation

By:	/s/ Lindsay Mann
Lindsay Mann
President & CEO

“Contractor”

Carla Miller

an individual

/s/ Carla Miller
Carla Miller

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